UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

20 September 2005

Commission file number: 1-14824

TNT N.V.

Neptunusstraat 41-63
2132 JA Hoofddorp
The Netherlands
(address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

FORM 20-F          FORM 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.)

YES           NO

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): N/A)

Explanatory note

This report of Form 6-K contains
First orange mailbox in January - TPG Post becomes TNT Post on 15 May 2006,
14 September 2005

14 September 2005

First orange mailbox in January - TPG Post becomes TNT Post on 15 May 2006

As of 1 January 2006 TPG Post will begin converting its red icons in the Netherlands like mailboxes, staffwear, vehicles and buildings to the orange of the new TNT Post corporate identity on 1 January 2006. Royal TPG Post officially changes its name to Royal TNT Post on 15 May 2006. The corporate identity operation is a logical effect of the name change from TPG to TNT.

The company will take advantage of natural replacements to make the changeover. This will allow completion of the corporate identity operation within a three-year period with a limited investment. Most corporate identity changes will be in place in January 2009. The gradual change will limit costs.

Each year 4,500 orange mailboxes
The new corporate identity is being introduced at a time when the company is already in the process of installing new-style red mailboxes in an operation launched 2003. About 5,300 of the new-style red mailboxes have been fitted in the Amsterdam, Rotterdam, Utrecht, The Hague, Dordrecht and Amersfoort regions. Another 13,000 old-style red double-slot mailboxes and 2,600 red single-slot mailboxes are in service all over the Netherlands. The company’s schedule for replacing the red mailboxes is:

•	from January 2006 to December 2008, the company will install 4,500 new-style orange mailboxes each year, starting January 2006;
•	a sticker bearing the TNT Post logo will be affixed to the old-style red-mailboxes in 2006;
•	the 5,300 installed new-style red mailboxes will be provided with a new red flap with the TNT Post logo in 2006;
•	in 2009 and 2010, the 5,300 new-style red mailboxes and the single-slot mailboxes will be the last to be replaced by the orange models.

The company has the following plan for implementing the new corporate identity for staffwear, equipment, vehicles and buildings:

•	The most prominent items of staffwear will be replaced in 2006 (i.e. the all-season jacket, polo sweater and cap worn by postmen and women); the other garments will follow from 2007;
•	Cancellation stamps and shoulder bags will be replaced from 2006 onwards; RoodRunners (new carrier bicycles) will be provided with a sticker with the new TNT Post logo in 2006; bicycle saddlebags will be replaced according to the normal replacement schedule (within 8 to 12 years);
•	570 new vehicles ordered to replace old ones have so far been delivered in the new livery in 2005. A sticker with the TNT Post logo will be affixed to red vehicles in 2006; some of the trailers of the Transport division will remain red until 2010;

•
The head office of TPG Post will get a facelift in 2006. Starting the same year, the TPG Post Service Points and the post offices of Postkantoren BV will be adapted to the new corporate identity. The Business Points and other buildings will be adapted in 2007.

Change of name logical step in fulfilling international ambition
The TPG group officially became TNT on 8 April 2005. A logical effect is that TPG Post will change its name to TNT Post on 15 May 2006. A global company calls for a global brand. TNT is a brand that enjoys an international reputation as fast and innovative and it will make the group more easily recognisable internationally. TPG Post is a truly European postal company that operates networks in eight European countries. The rebranding has cost benefits. The group will be able to conclude large-scale joint procurement contracts, combine investments for advertising and unify corporate identity. As the corporate identity will be phased in, the costs will be contained. Harry Koorstra, the Board of Management member responsible for the Mail division, explained, "Gradual introduction will give our customers and our employees time to get used to orange as our company colour. We are changing our name and colour, but we will remain the same quality company for our customers".

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TNT N.V.

By: /s/ Daphne Andriesse

Name: Daphne Andriesse
Title: Senior Press Officer TNT Media Relations

Date: 20 September 2005